EXHIBIT (a)(i)(xiv)

[MMC Letterhead]

June 27, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

The MMC Stock Option Exchange program will close soon, at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. In order to participate in this limited time exchange program, you must submit your election by that deadline.

The offer is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. Should you wish to change your decision or want to make an election to participate, visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada. Listed there are your options eligible for exchange and the exchange ratios. Using the information on the link, you can learn about the exchange process, the general tax implications of the exchange, and how to elect to exchange options. You’ll also find answers to frequently asked questions. If you have not already done so, we encourage you read this information carefully before deciding whether or not to participate.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation:

  By phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.
  By e-mail at MMC.Stock.Option.Exchange.Program@mmc.com

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.